Exhibit 4.83

(1)           AMARIN NEUROSCIENCE LIMITED

(2)           AMARIN PHARMACEUTICALS IRELAND LIMITED

AND

(3)           CHARLES RIVER LABORATORIES PRECLINICAL SERVICES EDINBURGH LIMITED

MASTER SERVICES AGREEMENT FOR NON-CLINICAL SERVICES

THIS MASTER CLINICAL SERVICES AGREEMENT (this ‘AGREEMENT’)

BETWEEN:

(1)	AMARIN NEUROSCIENCES LTD, having its principal place of business at Magdelen Centre North, Oxford Science Park, Oxford, OX4 4GA and its Affiliates, (‘Amarin ’);

(2)	AMARIN PHARMACEUTICALS IRELAND LIMITED having its principal place of business at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (“APIL”); and

(3)
CHARLES RIVER LABORATORIES PRECLINICAL SERVICES EDINBURGH LIMITED having its principal place of business at Elphinstone Research Centre, Tranent, Edinburgh, EH33 2NE, UK and its Affiliates listed on Exhibit A, (“Charles River”).

RECITALS

A.
Amarin is in the business of research, developing, manufacturing and/or distributing pharmaceutical products. Charles River is in the business of providing clinical trial services, research services, and other services for the pharmaceutical industries.

B.
Amarin and Charles River desire to enter into this Agreement to provide the terms and conditions upon which Amarin may engage Charles River from time-to-time to provide non-clinical services including toxicology and other services for individual projects by executing individual Work Orders (as defined below) specifying the details of the services and the related terms and conditions.

NOW, IT IS HEREBY AGREED AS FOLLOWS in consideration of the mutual covenants contained herein:

1.	DEFINITIONS

1.1.
“Affiliate” shall mean a corporation or entity controlling, controlled by, or under the common control with Amarin or Charles River, as the case may be. For the purposes of this Agreement, “control” shall mean the direct or indirect ownership of more than 50% of the issued voting shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding criteria, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

1.2.	“Amarin Materials” shall mean the materials provided by Amarin to Charles River, as more particularly described in each Work Order.

1.3.	“Change Order” shall have the meaning given to the term in Clause 2.3.

1.4.	“Claims” shall mean all and any claims (whether successful or otherwise), loss, liability, damages and expenses, including reasonable attorneys’ fees and expenses and legal costs.

1.5.
“Confidential Information” shall mean all know-how, trade secrets, inventions (including patent applications covering such inventions), data, information, and any improvements, modifications, derivations, or compilations thereto that is owned, licensed by or controlled by the disclosing party, provided however, that Confidential Information shall not include any information which is:

1.5.1.
already known to the receiving party at the time of disclosure, as evidenced by such party’s written records, provided such information was not obtained directly or indirectly by the receiving party from the disclosing party pursuant to a confidentiality agreement;

1.5.2.	publicly known prior to or after disclosure, through no default of the receiving party;

1.5.3.	disclosed in good faith to the receiving party by a third party, lawfully and contractually entitled to make such disclosure; or

1.5.4.	is independently discovered without the aid or application of the Confidential Information as shall be evidenced by the written records of the receiving party.

1.6.	“Effective Date” shall mean the date of last signature of this Agreement.

1.7.	“Intellectual Property Rights” shall mean all patents, patent applications, copyrights, copyright applications, trademarks, trade secrets, know-how and other intellectual property rights.

1.8.	“Project” shall have the meaning given to the term in Clause 2.2.1.

1.9.	“Project Protocol” shall have the meaning given to the term in Clause 2.2.2.

1.10.	“Services” shall have the meaning given to the term in Clause 2.2.2.

1.11.	“Work Orders” shall have the meaning given to the term in Clause 2.2.1.

2.	SCOPE OF THE AGREEMENT AND WORK ORDERS

2.1.	Scope of Agreement

2.1.1.
This Master Agreement allows the parties to contract for multiple projects regarding toxicology and other non-clinical services requested by Amarin and agreed to by Charles River through the issuance of multiple Work Orders in accordance with the terms of this Agreement.

2.2.	Work Orders/Project Protocol

2.2.1.
The specific details of each project under this Agreement (each a “Project”) shall be separately negotiated and specified in writing in substantially the form attached hereto in Appendix 1 (each a “Work Order”).

2.2.2.
The parties shall agree the terms of a protocol for each Project which will set out the nature, design and scope of the Project and the schedule of work to be performed or consulting services to be provided during the course of each Project (the “Services”) (the “Project Protocol”).

2.2.3.	Each Work Order will include details of the Services as set out in the relevant Project Protocol, time line, budget and payment schedule for the Services to be provided for each Project.

2.2.4.
For the avoidance of doubt, the terms of any Project Protocol are hereby incorporated into the relevant Work Order and any reference to any Work Order includes the terms of any Project Protocol set out therein.

2.2.5.
Each Work Order upon execution shall be incorporated into this Agreement and shall be subject to all of the terms and conditions of this Agreement, in addition to the specific details set forth in the Work Order.

2.2.6.
To the extent any terms or provisions of a Work Order conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement shall prevail, except to the extent that the applicable Work Order expressly and specifically states an intent to supersede the Agreement on a specific matter.

2.3.	Change Orders

2.3.1.
Subject to Clause 2.4, any material change in the details of a Work Order, including without limitation any change to the relevant Project protocol, shall require written amendment to the Work Order in substantially the form attached hereto in Appendix 2 (a “Change Order”).

2.3.2.
For the avoidance of doubt, other than as provided in Clauses 2.3.1 and 2.4, no other changes to, or deviations from, a Work Order, including without limitation the relevant Project protocol, can be made without the prior written consent of Amarin.

2.3.3.	Each Change Order shall detail the requested changes to the applicable task, responsibility, duty, budget, time line or other matter.

2.3.4.	The Change Order will become effective upon the execution of the Change Order by both parties.

2.3.5.	Both parties agree to act in good faith and promptly when considering a Change Order requested by the other party.

2.4.	Conduct of the Project

2.4.1.	Charles River shall provide the Services in accordance with the relevant Project Protocol, industry standards of professional conduct, and the terms and conditions of this Agreement.

2.4.2.	Emergency Deviations from Project Protocol

(a)	Deviations from a Project Protocol may be made without Amarin’s approval in an emergency where issues of safety or welfare arise (“Emergency Deviations”).

(b)	Additional costs may be incurred by Charles River as a result of such Emergency Deviations which could not have been foreseen at the time of the preparation of the Work Order (the “Additional Cost”).

(c)
Charles River shall use commercially reasonable efforts to obtain Amarin’s approval before implementing such Emergency Deviations and incurring such Additional Cost. Should Charles River be unable to contact Amarin prior to the implementation of the Emergency Deviation, Amarin agrees that Charles River may proceed accordingly and be entitled to recover such Additional Costs from Amarin upon presentation of an explanation of such Emergency Deviations and the necessity thereof, together with any additional information required by Amarin.

3.	MATERIALS

3.1.
Amarin shall provide Charles River with the Amarin Materials specified in the applicable Work Order,as well as such complete and accurate data as is necessary to apprise Charles River of the identity, strength, purity, stability and composition or other appropriate characteristics of each batch, proper storage and safe handling requirements of the Amarin Materials, including a Material Safety Data Sheet (MSDS) or equivalent documentation.

3.2.
All costs associated with the shipping of the Amarin Materials to Charles River shall be the responsibility of Amarin and Charles River shall not be responsible for any loss, damage or destruction of the Amarin Materials in transit.  Title to the Amarin Materials shall at all times remain in Amarin.

3.3.	Charles River acknowledges that Amarin owns the Amarin Materials.

3.4.	Charles River undertakes that it shall not, without the prior written consent of Amarin:

3.4.1.	use the Amarin Materials for any purpose other than for the Services described in the applicable Work Order;

3.4.2.	make any Amarin Materials available to a third party;

3.4.3.	allow access to the Amarin Materials by any employees or permitted consultants except those who are directly involved in providing the Services in the Applicable Work Order;

3.4.4.	make any commercial use of the Amarin Materials or any composition made using the Amarin Materials;

3.4.5.	analyse or otherwise attempt to determine the composition of the Amarin Materials except as agreed by the parties for the completion of the Projects;

3.4.6.	use the Amarin Materials for testing in or treatment of human subjects.

3.5.
Subject to Clause 4, upon termination of the applicable Work Order or of this Agreement, any remaining Amarin Materials shall be returned by Charles River to Amarin or, at Amarin’s option, destroyed, with written certification of such destruction.

3.6.
Except as otherwise set forth herein, the Amarin Materials are provided by Amarin on an as-is basis and without warranty, express or implied, including any warranty as to merchantability, title, or fitness for a particular purpose.

4.	SAMPLES AND RECORDS RETENTION

4.1.
Charles River shall archive all raw material, non-clinical supply and analytical samples (the “Samples”) and all books, records, data, reports, pictures and other documents (both in electronic and paper form) relating to the manufacture and supply of the Products (the “Records”) in accordance with the provisions of the relevant Project protocol and with Charles River’s standard archiving terms and conditions attached hereto as Appendix 3 (the “Retention Period”).  To the extent any terms or provisions of such terms and conditions conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement shall prevail.

4.2.	The Parties agree that all Records shall constitute Confidential Information of Amarin and the provisions of Clause 6 shall apply to all such Records.

4.3.
Upon expiry of the Retention Period, Charles River shall provide all original Records (both in electronic and paper form), and all copies thereof, to Amarin and shall, at the direction and written request of Amarin, either deliver all Samples to Amarin, or dispose of same, (unless such Samples are otherwise required to be stored or maintained by Charles River as a matter of law or regulation).

5.	PAYMENT OF FEES AND EXPENSES

5.1.	APIL (or APIL’s nominee) shall pay Charles River fees and reasonable and necessary vouched expenses incurred in the performance of the Services on the following basis:

5.1.1.
the total cost of each Project and an estimate of the total expenses to be incurred in relation thereto (the “Total Project Cost”) shall be set out in the relevant Work Order and, subject to Clause 2.4, in no event shall APIL (or APIL’s nominee) be required to pay any amount exceeding the Total Project Cost unless otherwise agreed in writing by both parties by Change Order(s);

5.1.2.	in the case of any individual expense item exceeding £500, APIL’s (or APIL’s nominee) prior written approval must be given for such expense.

5.2.	Invoices for fees and expenses shall be issued on a monthly basis and APIL (or APIL’s nominee) shall pay each invoice within thirty (30) days of date of invoice.

5.3.	All sums referred to in each Work Order shall be exclusive of Value Added Tax (VAT) and shall be paid by APIL (or APIL’s nominee).

5.4.
If any portion of an invoice is disputed, then APIL (or APIL’s nominee) shall pay the undisputed amounts and the parties shall use good faith efforts to reconcile the disputed amount as soon as practicable.

5.5.
All amounts not paid by APIL when due shall accrue interest from the applicable due date until paid, at the rate of one percent (1%) per month. Charles River may elect to cease or suspend Services or withhold required reports or other deliverables if APIL does not make undisputed payments when due and payable.

6.	CONFIDENTIAL INFORMATION/ANNOUNCEMENTS

6.1.
Upon execution of this Agreement, and thereafter during the term hereof, Amarin may disclose to Charles River in confidence Confidential Information necessary or useful to the activities contemplated by this Agreement.

6.2.
Except as specifically authorised or permitted by this Agreement, Charles River shall, for a period of 10 years after termination of the applicable Work Order keep confidential and not disclose to others (except its Affiliates), and use only as permitted hereunder, all of the Confidential Information owned by Amarin.

6.3.
The parties agree that the provisions of this Clause 6 shall apply to any Confidential Information of Amarin provided to Charles River prior to the Effective Date and to any Confidential Information of Charles River provided to Amarin.

6.4.
Save as otherwise specifically provided herein, Charles River shall disclose Confidential Information of Amarin only to those employees, representatives and agents requiring knowledge thereof in connection with fulfilling Charles River obligations under this Agreement.  Charles River further agrees to (i) inform all such employees, representatives and agents of the terms and provisions of this Agreement relating to Confidential Information and their duties hereunder, and (ii) obtain their agreement hereto as a condition of receiving Confidential Information, provided that such agreement shall be deemed given in respect of such employees, representatives and agents that, at the time of disclosure, are under existing obligations of confidentiality no less onerous than those contained herein covering such disclosure.  Charles River shall exercise the same standard of care as it would itself exercise in relation to its own confidential information (but in no event less than a reasonable standard of care) to protect and preserve the proprietary and confidential nature of the Confidential Information disclosed to it by Amarin.

6.5.
Notwithstanding the provisions of this Clause 6, Confidential Information may be disclosed to the extent required by applicable laws or regulations or as ordered by a court or other regulatory body having competent jurisdiction, provided that if Charles River becomes legally required to disclose any Confidential Information of Amarin hereunder, Charles River shall give Amarin prompt notice of such requirement to enable Amarin to seek a protective order or other appropriate remedy concerning any such disclosure. Charles River shall fully co-operate with Amarin in connection with Amarin’s efforts to obtain any such order or other remedy.  If any such order or other remedy does not fully preclude disclosure, Charles River shall make such disclosure only to the extent that such disclosure is legally required.

6.6.
The parties agree that the obligations of this Clause 6 are necessary and reasonable in order to protect Amarin’s business, and Charles River agrees that monetary damages would be inadequate to compensate Amarin for any breach by Charles River of its covenants and agreements set forth herein.

6.7.
The parties agree that any such violation or threatened violation shall cause irreparable injury to Amarin and that, in addition to any other remedies that may be available, in law and equity or otherwise, Amarin shall be entitled to seek injunctive relief against the threatened breach of the provisions of this Clause 6, or a continuation of any such breach by Charles River, specific performance and other equitable relief to redress such breach together with damages and reasonable counsel fees and expenses to enforce its rights hereunder.

6.8.
Subject to Clauses 6.4 and 6.5, Charles River shall not be entitled to disclose to third parties the existence of this Agreement or any of the terms and conditions hereof without the prior written consent of Amarin.

6.9.
Amarin shall be entitled to provide a copy of this Agreement (and any related agreements or documents) to a potential third party acquirer or other commercialization partner provided that the relevant third party has entered into a confidentiality agreement on terms to be agreed between Amarin and such relevant third party.

7.	DATA AND INTELLECTUAL PROPERTY RIGHTS

7.1.
Any inventions and/or techniques for carrying out the Services hereunder which relate to the conduct of Charles River’s business that are not developed hereunder and that are not developed using the Confidential Information of Amarin are and shall remain Charles River’s exclusive property, including but not limited to present and future documentation, scientific and technical data, test procedures and other information that is owned or licensed by Charles River.

7.2.
Charles River shall have the right to use Control Data as part of its general historical database.  “Control Data” shall mean data generated solely from the control animals used in the relevant Project.

7.3.
All Intellectual Property Rights conceived, discovered, developed, made, produced or created as a result of performing the Services and all rights therein (the “Project IP”), shall be owned exclusively by APIL (or APIL’s nominee) or an Affiliate of APIL (or APIL’s nominee).

7.4.	Charles River agrees to promptly disclose all such Project IP to APIL (or APIL’s nominee) and hereby assigns to APIL (or APIL’s nominee) all right title and interest in and to all Project IP.

7.5.
All data and information generated or derived by or Charles River as the result of Services performed by Charles River under this Agreement, including the Reports, and all rights therein (the “Project Results”) shall be owned exclusively by APIL (or APIL’s nominee).

7.6.	Charles River hereby assigns to APIL (or APIL’s nominee) all rights, title and interest in and to all Project Results.

7.7.
Subject to Clause 7.2, Charles River shall not be entitled to use the Project Results or Project IP after the termination or expiry of the relevant Work Order under which such Project Results or Project IP were created for any purpose whatsoever without the prior written consent of Amarin.

7.8.
Charles River represents and warrants that each employee, agent, developer, consultant and contractor who has access to, contributes to, or participates in the creation of any Project Results or Project IP hereunder during the term of this Agreement is bound by confidentiality obligations that protect the confidentiality of such Project Results and Project IP and shall execute an assignment or an agreement to assign in favour of Charles River all such person’s right, title and interest in the Project Results and Project IP.

7.9.	For the avoidance of doubt, APIL (or APIL’s nominee) may use the Project Results and Project IP without any restriction or additional compensation.

7.10.
At APIL’s cost and expense, at the completion of Services by Charles River, all Project Results and Project IP and other materials owned by APIL (or APIL’s nominee), regardless of the method of storage or retrieval, shall either be delivered to APIL (or APIL’s nominee) disposed of, at the direction and written request of APIL (or APIL’s nominee) (unless such Project Results or materials are otherwise required to be stored or maintained by Charles River as a matter of law or regulation).

7.11.	Reports

7.11.1.	Charles River will provide Amarin with regular updates by telephone and/or by email on the progress of each Project in a timely manner and as needed.

7.11.2.	On completion of each Project, Charles River will provide draft and final reports in writing on the Services conducted (each a “Report”) to Amarin in accordance with the relevant Project protocol.

7.11.3.
Charles River shall not disclose or publish any Report prepared for Amarin, or use the Reports for any purpose other than to perform its obligations hereunder, without the prior written consent of Amarin.

8.	REGULATORY COMPLIANCE

8.1.
Charles River represents and warrants that all Services will be conducted in compliance with all applicable laws, rules and regulations, including without limitation Good Laboratory Practice (GLP) and Good Clinical Practice (GCP) regulations and guidelines as appropriate, and in compliance with the applicable International Committee of Harmonization guidelines, United Kingdom Medicines and Healthcare Products Regulatory Agency (MHRA) guidelines, and the United States Food and Drug Administration’s Code of Federal Regulations Title 21, parts 11, 50, 56, 54, 58, and 312 and all other applicable laws, regulations and guidelines, including for the avoidance of doubt, all laws, regulations and guidelines relating to data protection.

8.2.
If any governmental or regulatory authority gives any party any notice to take any regulatory action with respect to any Project or Services provided under this Agreement, the notified party shall promptly notify it to the other party, and both parties shall cooperate in answering such regulatory action.

8.3.
Upon reasonable advance notice and at such times as shall be agreed with Charles River, such agreement not to be unreasonably withheld or delayed, Charles River shall make (and where relevant shall procure that any permitted subcontractor shall make) that portion of its facility where the Services are conducted available for inspection by Amarin’s duly qualified employee, or by a duly qualified consultant, contractor or agent of Amarin, or by the relevant governmental or regulatory authority.  The investigation shall be limited to determining whether there is compliance with GCP and other requirements of any applicable laws, regulations and guidelines.

8.4.
Charles River shall provide the Amarin with a list of all of Charles River standard operating procedures (“SOPs”) relevant to the Services.  Amarin shall be entitled to review all such SOPs during an audit of the Charles River facility.

8.5.	Charles River shall promptly notify Amarin of any material breach of any applicable laws, regulations or guidelines or SOPs that could potentially invalidate any Project.

9.	REPRESENTATIONS AND WARRANTIES

9.1.	Charles River represents and warrants as follows:

9.1.1.
it will render the Services under this Agreement and any Work Order in accordance with applicable professional standards and will make commercially reasonable efforts to produce a consistently high level of accuracy and expertise, and in accordance with the terms of this Agreement;

9.1.2.	personnel assigned to perform Services under this Agreement and any Work Order shall have the skills necessary to efficiently perform such Services in accordance with the terms of this Agreement;

9.1.3.	it shall make its commercially reasonable efforts to provide the Services in accordance with the time lines set out in the relevant Work Orders;

9.1.4.
it is not a party to any agreement which would prevent it from fulfilling its obligations under this Agreement and that during the term of this Agreement, Charles River agrees that it will not enter into any agreement to provide services which would in any way prevent it from providing Services contemplated under this Agreement and any Work Order.

9.2.
THE WARRANTIES BY CHARLES RIVER SET FORTH IN THIS SECTION ARE IN LIEU OF ANY AND ALL OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED OR STATUTORY INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR FOR NON-INFRINGEMENT OF A PATENT, TRADEMARK OR OTHER INTELLECTUAL PROPERTY RIGHT.

9.3.	Amarin warrants that it owns, licences or controls, or is otherwise entitled to use, all rights, title and interest in the Amarin Materials and the intellectual property related thereto.

10.	INDEMNIFICATION

10.1.
Subject to Clause 10.3, Amarin shall indemnify and hold harmless Charles River and its Affiliates and their respective employees, agents, officers and directors from and against any Claims incurred or sustained by Charles River and its Affiliates and their respective employees, agents, officers and directors arising out of the Services performed under this Agreement including without limitation any Claims arising from:

10.1.1.	the research, development, manufacture, distribution, use, sales or other disposition by Amarin or APIL of the Amarin Materials; or

10.1.2.
any personal injury sustained by an Amarin employee, agent, officer, or consultant related to contact with animals, tissues, samples or specimens during visits to Charles River’s facilities or after delivery of any animals, tissues, samples or specimens to Amarin;

               except to the extent such Claims arise out of, or are connected with any:

10.1.3.	breach of any representation, covenant, warranty or obligation by Charles River under this Agreement; or

10.1.4.	negligent act or omission or wilful misconduct on the part of Charles River or any of its agents or employees in the performance of this Agreement;

10.2.
Subject to Clause 10.3, Charles River shall indemnify and hold harmless Amarin and its Affiliates and their respective employees, agents, officers and directors from and against any Claims incurred or sustained by Amarin and its Affiliates and their respective employees, agents, officers and directors arising out of or in connection with any:

10.2.1.	breach of any representation, covenant, warranty or obligation by Charles River under this Agreement; or

10.2.2.	negligent act or omission or wilful misconduct on the part of Charles River or any of its respective employees, agents, officers and directors in the performance of this Agreement;

10.3.	The party seeking an indemnity shall:

10.3.1.	fully and promptly notify the other party of any claim or proceedings, or threatened claim or proceedings;

10.3.2.
permit the indemnifying party to take full control of such claim or proceedings, with counsel of the indemnifying party’s choice, provided that the indemnifying party shall reasonably and regularly consult with the indemnified party in relation to the progress and status of such claim or proceedings;

10.3.3.	co-operate in the investigation and defence of such claim or proceedings; and

10.3.4.	take all reasonable steps to mitigate any loss or liability in respect of any such claim or proceedings.

Save as aforesaid, neither the indemnifying party nor the party to be indemnified shall acknowledge the validity of, compromise or otherwise settle any Claim without the prior written consent of the other, which shall not be unreasonably withheld.

10.4.
NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, AMARIN AND CHARLES RIVER SHALL NOT BE LIABLE TO THE OTHER BY REASON OF ANY REPRESENTATION OR WARRANTY, CONDITION OR OTHER TERM OR ANY DUTY OF COMMON LAW, OR UNDER THE EXPRESS TERMS OF THIS AGREEMENT, FOR ANY CONSEQUENTIAL, SPECIAL OR INCIDENTAL OR PUNITIVE LOSS OR DAMAGE (WHETHER FOR LOSS OF CURRENT OR FUTURE PROFITS, LOSS OF ENTERPRISE VALUE OR OTHERWISE) AND WHETHER OCCASIONED BY THE NEGLIGENCE OF THE RESPECTIVE PARTIES, THEIR EMPLOYEES OR AGENTS OR OTHERWISE.

10.5.	Charles River’s liability under this Agreement, regardless of the form of action, shall not exceed the total amount paid under the Work Order under which such liability arises.

10.6.	Intentionally omitted

10.7.
Subject to Clause 10.2, in no event shall Charles River be liable for any damages arising from or in connection with any decision by Amarin or APIL or any third party to further research, develop or market the Amarin Materials or any derivative or product or service related thereto or the use of the Amarin Materials or any product or derivative or service related thereto.

10.8.	Insurance

10.8.1.	Charles River shall, at its own cost and expense, obtain and maintain in full force and effect the following insurance during the term of this Agreement:

(a)	General Liability Insurance with a per-occurrence limit of not less than an amount equivalent to $5,000,000;

(b)	Employers Liability Insurance with a per-occurrence limit of not less than an amount equivalent to $13,000,000 per accident;

(c)	Products Liability Insurance with a per-occurrence limit of not less than an amount equivalent to $5,000,000;

(d)	Professional Services Errors & Omissions Liability Insurance with per-occurrence limit of not less than an amount equivalent to $5,000,000.

10.8.2	Amarin shall, at its own cost and expense, obtain and maintain in full force and effect the following insurance during the term of this Agreement:

(a)	General Liability Insurance with a per-occurrence limit of not less than an amount equivalent to €5,000,000;

(b)	Employers Liability Insurance with a per-occurrence limit of not less than an amount equivalent to €13,000,000 per accident;

(c)	Products Liability Insurance with a per-occurrence limit of not less than an amount equivalent to €5,500,000.

10.8.3
Each party shall furnish certificates of insurance evidencing the required insurance policies to the other as soon as practicable after the Effective Date and within 30 days after renewal of such policies.  In the event that any of the required policies of insurance are written on a claims made basis, then each party shall use reasonable endeavours to ensure that such policies shall be maintained during the entire Term and for a period of not less than 3 years following the expiration or termination of this Agreement.  Each insurance policy that is required under this Agreement shall be obtained from an insurance carrier with an A.M. Best rating of at least A-VII.  Each party shall notify the other party in writing at least 30 days prior to the expiration or termination of such coverage.  Each party shall ensure that each of the required policies include a general indemnity to principal clause.

11.	PUBLICATION

11.1.
It is acknowledged and agreed by Charles River that publication of the Project Results or Project IP in whole or in part shall be within the sole and absolute discretion of Amarin, and that Charles River shall not publish or refer to any Project Results or Project IP, in whole or in part, without the prior expressed written consent of Amarin. Neither party will use the other party's name in connection with any publication or promotion without the other party's prior, written consent.

12.	TERMINATION

12.1.	This Agreement shall commence on the Effective Date and shall continue for five (5) years or until terminated by either party in accordance with this Clause 12.

12.2.	This Agreement or any Work Order may be terminated without cause by Amarin at any time during the term of the Agreement on thirty (30) days prior written notice to Charles River.

12.3.	In addition to the rights of termination provided for elsewhere in this Agreement, each party shall be entitled forthwith to terminate this Agreement by written notice to the others if:

12.3.1.
either party commits any material breach of any provisions of this agreement, and in the case of a breach capable of remedy, fails to cure the same within 30 days after receipt of a written notice giving full particulars of the breach and requiring it to be cured; or

12.3.2.
any party goes into liquidation (except for the purposes of amalgamation or reconstruction and in such manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on such party under this Agreement); or

12.3.3.	an encumbrancer takes possession or a receiver is appointed over any of the property or assets of the any party; or

12.3.4.
any proceedings are filed or commenced by any party under bankruptcy, insolvency or debtor relief laws or anything analogous to any of the foregoing under the laws of any jurisdiction occurs in relation to such party.

12.3.5.
For the purposes of Clause 12.3.1, a breach will be considered capable of being cured if the party in breach can comply with the provision in question in all respects other than as to time of performance (provided that time of performance is not of the essence).

12.4.	The written termination notice shall identify the specific Work Order or Work Orders that are being terminated.

12.5.
Upon receipt of a termination notice from Amarin, Charles River shall cease performing any work not necessary for the orderly close out of the affected Projects or for the fulfillment of regulatory requirements.

12.6.
In case of termination of this Agreement or any Work Order after the completion of a certain Work Order and before the commencement of any activities by Charles River for a subsequent Work Order, then Amarin shall not be required to make any payment to Charles River for such subsequent Work Order.

12.7.
In the event this Agreement or a particular Work Order is terminated before any such Work Order is completed, Amarin shall pay Charles River for all Services performed in accordance with any such affected Work Order hereunder, and reimburse Charles River for all reasonable and necessary expenses to which Charles River has committed in performing those Services and which cannot be cancelled, as evidenced in writing by Charles River, together with any additional information required by Amarin.

12.8.
Upon the termination of this Agreement or any Work Order, Charles River shall deliver to Amarin all data and materials provided by Amarin to Charles River for the conduct of Services under the terminated Work Orders, and Charles River shall also deliver to Amarin all Project Results and any other data, information and documentation produced as the result of Services performed by Charles River under the terminated Work Orders in accordance with Clause 7.10.

13.	MISCELLANEOUS

13.1.	This Agreement shall be governed by and construed in accordance with the laws of England.

13.2.
No waiver of any right under this Agreement shall be deemed effective unless contained in a written document signed by the party charged with such waiver, and no waiver of any breach or failure to perform shall be deemed to be a waiver of any future breach or failure to perform or of any other right arising under this Agreement.

13.3.
Other than with respect to the payment of any amounts due hereunder, neither party to this Agreement shall be liable for delay or failure in the performance of any of its obligations hereunder to the extent such delay or failure results from causes beyond its reasonable control, including, without limitation, acts of God, fires, strikes, acts of war, or intervention of a government authority, non-availability of raw materials, but any such delay or failure shall be remedied by such party as soon as practicable.

13.4.
Charles River shall not subcontract with a third party to perform the Services without the prior written consent of Amarin, which consent shall not be unreasonably withheld. Should Charles River subcontract with any third party upon such written consent of Amarin, Charles River represents and warrants that such third-party subcontractor shall comply with all obligations of Charles River under this Agreement and any Work Order, including but not limited to, obligations of confidentiality and ownership rights of the Project Results and Project IP, and Charles River shall remain fully liable for its and such third party’s performance of the Services and the obligations of Charles River hereunder.

13.5.	Amarin may assign this Agreement to an Affiliate or a third party without the consent of Charles River. Charles River shall not be entitled to assign this Agreement.

13.6.	Nothing contained in this Agreement is intended or is to be construed to constitute Charles River and Amarin as partners or members of a joint venture. None of the parties hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other parties or to bind the other parties to any contract, agreement or undertaking with any third party.

13.7.	No amendment, modification or addition hereto shall be effective or binding on any party unless set forth in writing and executed by a duly authorised representative of each of the parties.

13.8.	Any notice to be given under this Agreement shall be sent in writing in English by overnight courier, registered airmail or telecopied to:

If to Amarin OR APIL:	Trevor Wyeth
Amarin Neuroscience Ltd
1st Floor
Magdalen Centre North
The Oxford Science Park
Oxford
O4 4GA

Tel: +44 (0)1865 784210
Fax: +44 (0)1865 784213
Email:tervor.wyeth@amarincorp.com

If to CHARLES RIVER:	to the address set forth on Exhibit A

13.8.1.	or to such other address(es) and telecopier numbers as may from time to time be notified by any of the parties to the others hereunder.

13.8.2.	Any notice sent by overnight courier, registered mail or telecopier shall be deemed to have been delivered upon receipt by the addressee.

13.9.	If any provision in this Agreement is agreed by the parties to be, or is deemed to be, or becomes invalid, illegal, void or unenforceable under any law that is applicable hereto:

13.9.1.
such provision will be deemed amended to conform to applicable laws so as to be valid and enforceable or, if it cannot be so amended without materially altering the intention of the parties, it will be deleted, with effect from the date of such agreement or such earlier date as the parties may agree; and

13.9.2.	the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired or affected in any way.

13.10.
This Agreement sets forth all of the agreements and understandings between the parties with respect to the subject matter hereof, and supersedes and terminates all prior agreements and understandings between the parties with respect to the subject matter hereof.

13.11.
At the request of any of the party, the other parties shall (and shall use reasonable efforts to procure that any other necessary third parties shall) execute and do all such documents, acts and things as may reasonably be required subsequent to the signing of this Agreement for assuring to or vesting in the requesting party the full benefit of the terms hereof.

13.12.	The provisions of Clauses 3.3, 4, 6, 7, 8, 9, 10, 11, 13.1, 13.11, 13.13, 15 and this Clause 13.12 shall survive the termination of this Agreement or any Work Order.

13.13.
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

14.
Employee Solicitation.  Amarin agrees that, during the term of a Work Order and for a period of one hundred eighty (180) days thereafter, Amarin will not solicit for hire or hire as an employee, or engage as an independent contractor, any employee of Charles River who has been involved in rendering services on the Services, without the prior written consent of Charles River. In the event of such solicitation, hiring or engagement, in addition to any other remedy Charles River may have, Amarin shall pay to Charles River an amount equal to such employee’s annual salary.

15.	Dispute Resolution.

15.1.
Any controversy, claim or dispute arising out of this Agreement shall first be submitted in writing by both parties to the Chief Executive Officer of Amarin and the Chief Executive Officer of Charles River for resolution, who may call on others to advise them as they see fit.

15.2.
If they fail to resolve the dispute within twenty-eight (28) days of such submission, any such dispute shall be finally settled by arbitration in London, United Kingdom, in accordance with the rules of the International Chamber of Commerce (ICC) then in effect, by three (3) commercial arbitrators with substantial experience in the pharmaceutical field.

15.3.
Each party shall appoint one arbitrator who at their turn shall nominate the chairperson, who shall be qualified in English law.  If a Party does not appoint its arbitrator within fifteen (15) days following the expiry of the twenty-eight (28) day period, then such arbitrator shall be selected on an expedited basis in accordance with the rules of the ICC.  Any arbitrator so selected shall have substantial experience in the pharmaceutical industry.

15.4.
The arbitrators shall have the authority to allocate between the parties the costs of arbitration (including service fees, arbitrator fees and all other fees related to the arbitration) in such equitable manner as the arbitrators may determine.

15.5.	The scope of the authority of the arbitrators is limited to the strict application of law.

15.6.
The parties shall make sure that, except as may be otherwise required by law, its witnesses or the arbitrators will not disclose the existence, content or results of the arbitration hereunder without the prior written consent of the other party.

15.7.
The prevailing party in the arbitration shall be entitled to receive reimbursement of its reasonable expenses (including reasonable attorneys’ fees, expert witness fees and all other expenses) incurred in connection therewith.

15.8.
Judgment upon the award so rendered may be entered in a court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

SIGNED

for and on behalf of
AMARIN NEUROSCIENCE LIMITED

DATE:

SIGNED

for and on behalf of
AMARIN PHARMACEUTICALS IRELAND LIMITED

DATE:

SIGNED

for and on behalf of
CHARLES RIVER LABORATORIES PRECLINICAL SERVICES EDINBURGH LIMITED

DATE:

APPENDIX 1

WORK ORDER

This WORK ORDER dated as of the date of last signature below

BETWEEN

(1)	AMARIN NEUROSCIENCE LTD of 1st Floor, Magdalen Centre North, The Oxford Science Park, Oxford, OX4 4GA (“Amarin”)

(2)	AMARIN PHARMACEUTICALS IRELAND LIMITED having its principal place of business at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (“APIL”)

(3)	CHARLES RIVER LABORATORIES PRECLINICAL SERVICES EDINBURGH LIMITED having its principal place of business at Elphinstone Research Centre, Tranent, Edinburgh, EH33 2NE, UK ("Charles River ")

WHEREAS

A	Amarin, APIL and Charles River are bound by the terms of the Master Services Agreement dated XXXX 2007 between Amarin and Charles River (the "Master Services Agreement").

B              The terms and conditions of the Master Services Agreement govern this Project Work Order in respect to the following project, [ insert description of project] (the “Project”), with the following additional provisions applying:

Schedule 1   Project Protocol
Schedule 2   Timelines
Schedule 3   Budget and Payment Schedule
Schedule 4:  Budget Breakdown

This Work Order has an Effective Date as of the last date of signature and will remain valid until completion of Services described herein and when Amarin has paid the final invoice in accordance with the terms of the Master Services Agreement.

AGREED AND ACCEPTED by the parties:

For and on behalf of Amarin Neuroscience Ltd

Signed: ...................................................	Date: ..............................................

Name: ....................................................	Position: .........................................

For and on behalf of Amarin Pharmaceuticals Ireland Limited

Signed: ...................................................	Date: ..............................................

Name: ....................................................	Position: .........................................

for and on behalf of Charles River Laboratories Preclinical Services Edinburgh Limited.

Signed: ....................................................	Date: ................................................

Name: .....................................................	Position: ..........................................

SCHEDULE 1-: PROJECT PROTOCOL

SCHEDULE 2-: TIMELINES

[Insert details]

Critical Milestones	Estimated Date

 SCHEDULE 3: BUDGET AND PAYMENT SCHEDULE

•	All invoices will be issued in Pound Sterling and are to be paid in Pound Sterling.

•	The total cost for the Services detailed in this Work Order is [ ] and the total estimated related expenses have been detailed in Schedule 4.

•	The authorised Amarin contact shall be Trevor Wyeth. The authorised Charles River contact for this work shall be [ ].

•	All invoices will state the Amarin protocol number, activity performed, purchase order number (if available), contact name and will be submitted to the following address:

Amarin Neurosciences Ltd
1st Floor
Magdalen Centre North
The Oxford Science Park
Oxford
OX4 4GA

With a copy sent to:

Amarin Pharmaceuticals Ireland Limited
1st Floor, Block 3
The Oval
Shelbourne Road
Ballsbridge
Dublin 4
Ireland

Payment Schedule

To be agreed, inserted

SCHEDULE 4:  BUDGET BREAKDOWN

The budget breakdown is detailed below:

Description	Unit Description	Total Units	Unit Cost	Budget Total (£)

Grand Total

Expenses – Estimates

[to be inserted]

APPENDIX 2

CHANGE ORDER

Amarin
Amarin Contact

Charles River
Charles River Contact

Amarin Project Reference:

MSA Date:	DD MMM YYYY
Work Order Date:	DD MMM YYYY

Date Change Requested:	DD MMM YYYY
Date to Implement Change:	DD MMM YYYY

Original Contract Value £
Change History	Change Value
[insert details of changes to Project Protocol, budget, timelines, payment schedule]

Amarin authorizes Charles River to begin work immediately following execution of this Change Order.

Except as expressly set forth in this Change Order, all other terms and conditions of the Master Services Agreement remain the same.

For and on behalf of Amarin Neuroscience Ltd Signature: Name: Title: Date:	For and on behalf of Charles River Laboratories Preclinical Services Edinburgh Limited Signature: Name: Title: Date:
For and on behalf of Amarin Pharmaceuticals Ireland Limited Signature: Name: Title: Date:

APPENDIX 3

Charles River Archive Terms and Conditions

1.
All raw data, study documentation, protocols, interim and final reports, specimens generated as a result of a preclinical Study or case histories generated as a result of a clinical Study  that the Sponsor requests be held in Company’s archive facility or that Applicable Law requires  be held in Company’s archive facility shall hereinafter be referred to as “Materials”.  Company agrees to comply with industry standards in connection with the storage of the Materials and adhere to all Applicable Law with respect to the storage of the Materials.

2.
Company shall store the Materials at its current storage rates, which may be increased on an annual basis.  If the Materials require additional and/or special storage requirements, additional charges for storage shall be assessed and invoiced to Sponsor.  Invoices shall be due and payable ten (10) days from the date of the invoice and Sponsor agrees to pay all invoices submitted.

3.
Company’s liability for archival services under this Agreement, regardless of the form of action, shall not exceed the fee paid for one year’s storage of the Materials.  In no event shall Company be liable for penalties or liquidated damages or for special, indirect, consequential punitive, exemplary or incidental damages of any type or kind (including, without limitation, lost profits) in connection with the storage of the Materials.  Company shall have no liability for loss of specimens or information beyond its reasonable control, including losses caused by loss of refrigeration.

4.
The Materials shall be archived for the period set forth in the Supporting Documents (the “Retention Period”).  Upon the expiration of the Retention Period, Company shall contact Sponsor to determine disposition of the Materials as follows: (a) extended storage of the Materials; (b) return of the Materials to Sponsor at Sponsor’s expense to be archived in accordance with Applicable Law or (c) disposal of Materials at Sponsor’s expense.  If Sponsor requests Company to continue to store the Materials and Company agrees, the cost for storage of the Materials shall continue to be invoiced to Sponsor at Company’s then current rates.  If Sponsor fails to give such instructions, Company shall so notify Sponsor, and if such instructions are still not forthcoming within thirty (30) days of said notification, then Company shall have the option of (i) continuing storage of the Materials, which will be deemed to have been authorized for an additional period of not less than one (1) year, or (b) Company may return the Materials to Sponsor at Sponsor’s expense or (c) dispose of the Materials at Company’s expense provided regulatory retention periods have expired.  Sponsor shall be liable for storage charges until the Materials are returned to Sponsor.  At any time while the Materials are in transit to Sponsor, all risk of loss or exposure to the Materials shall be borne by Sponsor.

5.
Company will not release the Materials to any third party, without Sponsor's written permission unless such disclosure is compelled by valid subpoena or Applicable Law.  If such disclosure is requested, Company shall use its commercially reasonable efforts to provide Sponsor with written notice prior to such release.  Prior to release or inspection of any Materials by Sponsor or its agents, Sponsor shall provide all reasonable documentation requested by Company.